Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-199321

To Preliminary Prospectus

Dated October 15, 2014

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

FOR IMMEDIATE RELEASE

SolarCity Launches First Public Offering of Solar Bonds

Gives individuals across the U.S. access to clean energy investments previously reserved for large financial institutions and corporations

SAN MATEO, Calif., Oct. 15, 2014—SolarCity® (Nasdaq: SCTY) launched the nation’s first registered public offering of solar bonds today, creating a simple way for individuals across the United States to earn attractive returns on their investments while also participating in the nation’s transformation to clean energy. The company filed a registration statement with the Securities and Exchange Commission (SEC) this morning to issue up to $200 million in solar bonds initially, and launched a new online investment site (solarbonds.solarcity.com) to make them available directly to consumers.

SolarCity is currently providing more than one out of every three new solar power systems in the U.S.1 The earnings on its solar bonds are to be paid by income received from monthly solar payments made by thousands of homeowners, schools, businesses, and government organizations across the country. Solar bonds offer consumers a new alternative to other savings and fixed income investment products—such as savings accounts, CDs, treasury bonds, and municipal bonds—and meet a growing appetite for investment opportunities that are both financially attractive and support important goals such as protecting the environment and creating American jobs.

SolarCity has created funds to finance the installation of approximately $5 billion in renewable energy assets with investments from a number of the world’s leading financial institutions and corporations. Today’s offering marks the first time that individual investors will be given access through a public solar bond offering; providing a new opportunity to participate in the rapid growth of the U.S. solar industry and the transformation of America’s energy infrastructure to clean power.

Solar bonds will be available online through SolarCity’s investment site to all U.S. investors who are at least 18 years old and meet SolarCity’s eligibility requirements*, with no fees for purchase. Investors will be able to purchase solar bonds for as little as $1,000, with maturities ranging from one year to seven years and interest rates of up to 4 percent.

About SolarCity

SolarCity® (NASDAQ: SCTY) provides clean energy and financial products based on clean energy. The company has disrupted the century-old energy industry by providing renewable electricity directly to homeowners, businesses and government organizations for less than they spend on utility bills. SolarCity gives customers control of their energy costs to protect them from rising rates. The company makes solar energy easy by taking care of everything from design and permitting to monitoring and maintenance. SolarCity currently serves 15 states and signs up a new customer every minute of the work day. Visit the company online at www.solarcity.com and follow the company on Facebook & Twitter.

[1]	Source: GTM Research U.S. PV Leaderboard Q3 2014; U.S. Solar Market Insight Report Q2 2014

Media Contact:

Molly Canales

650.963.5674

press@solarcity.com

This release contains forward-looking statements including, but not limited to, statements regarding future offerings of debt securities and associated terms, investor demand for solar bonds, and the growth of the U.S. solar industry. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved, if at all. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. You should read the section entitled “Risk Factors” in SolarCity’s registration statement on Form S-3, quarterly reports on Form 10-Q, annual report on Form 10-K and additional filings on Form 8-K which have been filed with the Securities and Exchange Commission for a discussion of these and additional risks and uncertainties. We do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed. SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information in this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, at solarbonds.solarcity.com. *Investors must be a U.S citizen or U.S. national with a U.S. bank account, at least 18 years old, not a resident of the state of Florida unless purchasing through a broker-dealer, and meet other requirements as applicable.